UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14793

FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS

OF PUERTO RICO (SECTION 1165(e))

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP

San Juan, Puerto Rico

June 28, 2012

Certified Public Accountants

(Of Puerto Rico)

License No. 216 Expires Dec. 1, 2013

Stamp E28099 of P.R. Society of Certified

Public Accountants has been affixed to the

Filed copy of this report.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	As of December 31,
	2011	2010
Assets
Investments
Investments, at fair value	$21,988,355	$21,365,968

Receivables
Employer contribution	—	12,811
Participants contributions	—	71,401
Participant loans receivable	1,753,800	1,648,081
Due from brokers for security sold	—	11,286
Loan repayments from participants	—	28,113

Total receivables	1,753,800	1,771,692

Cash and cash equivalents	146,514	22,953

Total assets	$23,888,669	$23,160,613

Liabilities
Due to brokers for securities purchased	—	169

Total liabilities	—	169

Net assets available for benefits	$23,888,669	$23,160,444

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Year ended December 31, 2011
Additions to assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(958,995)
Dividends and interest income	361,425

Total investment loss	(597,570)

Interest income on loans to participants	121,725

Contributions
Participants	1,991,384
Employer	347,295
Rollovers from other qualified plans	12,142

Total contributions	2,350,821

Total additions	1,874,976

Deductions
Benefits and withdrawals paid to participants, including rollover distributions	1,146,389
Administrative expenses	362

Total deductions	1,146,751

Net increase during the year	728,225

Net assets available for benefits
Beginning of year	23,160,444

End of year	$23,888,669

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code Section 1165(e). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

There were no plan amendments during plan year 2011.

Eligibility

All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Puerto Rico Code of 1994, as amended (“PR Code”) of $10,000 for the tax year ended December 31, 2011. Also, the participant may make voluntary contributions to the Plan on an after-tax basis. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,000 pre-tax contribution after contributing the Plan limit of $10,000 of their pre- tax annual compensation.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

The Act No. 1 of January 31, 2011 (Act 1) of the PR Code gradually increases the maximum allowance contribution as follows:

For tax years:	Amount
Beginning on and after January 1, 2012	$13,000
Beginning on and after January 1, 2013	$15,000

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At the end of both December 31, 2011 and 2010 the interest rates of these loans ranged from 5.25% to 10.25%, and are due at various maturity dates through January 6, 2017. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2011 the Bank paid $163,426 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan, refer to Note 8 for further detail.

Recent Accounting Pronouncements

In May 2011, the FASB updated the Codification to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (IFRS). The amendments in this Update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Plan adopted this guidance with no impact on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the significant accounting principles of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Loans repayments from participants

Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Investments

The following presents the Plan’s investments:

	2011			2010
	Value		# of shares	Value		# of shares

First BanCorp. Common stock	$409,229		117,184	$496,553		71,964
Ameristock Fund	1,724,447	*	49,032	1,623,462	*	43,985
MainStay Large Cap Growth Fund	4,235		617	—		—
Calmos Growth & Income Fund	773,829		25,165	—		—
Dodge & Cox Balanced Fund	2,400,382	*	35,588	1,982,950	*	27,061
Fidelity Spartan Extended Mkt. Index	720,317		20,314	675,930		17,708
FMI Focus	18,178		646	23,030		759
GE Premier Growth Equity Class A	—		—	752,035		35,155
Harbor Bond Institutional Class Fund	2,080,458	*	170,669	1,851,720	*	153,062
Harbor Bond Institutional International Class Fund	2,540,173	*	48,430	2,762,391	*	45,620
Royce Pennsylvania Mutual Fund	1,812,582	*	168,456	1,847,521	*	158,858
Schwab Value Advantage Money Fund	5,827,235	*	5,827,235	5,807,356	*	5,807,356
Vanguard S&P 500 Index	3,677,290	*	38,445	3,543,020	*	23,870

	$21,988,355			$21,365,968

*	Investment exceeds five percent of net assets available for benefits.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $958,995 as follows:

Mutual Funds	$(666,129)
Common stock – First BanCorp.	(292,866)

$(958,995)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

4.	Fair Value Measurements

The Financial Accounting Standard Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2011 and 2010, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2011
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$6,179,801	$—	$—	$6,179,801
Mid Cap	720,317	—	—	720,317
Small Cap	1,830,760	—	—	1,830,760
International	2,540,173	—	—	2,540,173
Fixed Income	7,907,693	—	—	7,907,693
Balanced	2,400,382	—	—	2,400,382
Investment in First BanCorp. Unitized Fund	409,229	—	—	409,229
Investcash Money Market	23,494	—	—	23,494

	$22,011,849	$—	$—	$22,011,849

	As of December 31, 2010
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$5,918,517	$—	$—	$5,918,517
Mid Cap	675,930	—	—	675,930
Small Cap	1,870,551	—	—	1,870,551
International	2,762,391	—	—	2,762,391
Fixed Income	7,659,076	—	—	7,659,076
Balanced	1,982,950	—	—	1,982,950
Investment in First BanCorp. Unitized Fund	496,553	—	—	496,553
Investcash Money Market	22,185	—	—	22,185

	$21,388,153	$—	$—	$21,388,153

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Equity securities: Investment in First BanCorp consists of common stock of First BanCorp and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

There were no transfers in and /or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2011 and 2010. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

5.	Party In-Interest Transactions

Certain plan investments consist of shares of a mutual fund with fair value of $5,827,235 and cash equivalents of $23,494 managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2011 and 2010, the Plan held 117,184 and 71,964 units, with a quoted fair value of $409,229 and $496,553, respectively, of First BanCorp common stock, the parent company of the Plan Sponsor. For the year ended December 31, 2011, the Plan did not receive any dividend income related to First BanCorp common stock and the net depreciation in the fair value of the investment in First BanCorp common stock amounted to $292,866. Plan assets include participant loans receivable of $1,753,800 and $1,648,081 as of December 31, 2011 and 2010, respectively. For the year ended December 31, 2011 interest income related to participant loans receivable amounted to $121,725. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

6.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated October 11, 2010 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken a uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Notes to the Financial Statements

December 31, 2011 and 2010

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited non-vested accounts amounted to $10,407 at December 31, 2011 ($1,774 at December 31, 2010). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution, while $362 was used to cover administrative expenses during 2011.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10.	Additional Contributions

No additional discretionary contributions were made for the years ended December 31, 2011 and 2010. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2010, the Bank agreed to contribute $1,066 to non-highly compensated participants to satisfy contribution requirements, no additional contributions for the year ended December 31, 2011 were required. At December 31, 2010, these additional contributions were recorded as employer contribution receivables in the statement of net assets available for benefits and as contributions from employer in the statement of changes in net assets available for benefits.

11.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents which consist of money-market instruments, are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $23,494 and $22,185 as of December 31, 2011 and 2010, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2011 and 2010 amounted to $123,020 and $767, respectively.

12.	Subsequent events

The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost	(e) Current value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Deposit Account	Money Market			**	$23,494

	Total Money Market and Interest Bearing Cash					23,494

	Common Stocks
*	First BanCorp.	Common Stock	117,184	shares	**	409,229

	Total Common Stocks					409,229

	Mutual Funds
	Ameristock Fund	Mutual Fund	49,032	shares	**	1,724,447
	Dodge & Cox Balanced Fund	Mutual Fund	35,588	shares	**	2,400,382
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	20,314	shares	**	720,317
	FMI Focus	Mutual Fund	646	shares	**	18,178
	MainStay Large Cap Growth Fund	Mutual Fund	617	shares	**	4,235
	Calmos Growth & Income Fund	Mutual Fund	25,165	shares	**	773,829
	Harbor Bond Institutional Class Fund	Mutual Fund	170,669	shares	**	2,080,458
	Harbor Bond Institutional International Class Fund	Mutual Fund	48,430	shares	**	2,540,173
	Royce Pennsylvania Mutual Fund	Mutual Fund	168,456	shares	**	1,812,582
*	Schwab Value Advantage Money Fund	Mutual Fund	5,827,235	shares	**	5,827,235
	Vanguard S&P 500 Index	Mutual Fund	38,445	shares	**	3,677,290

	Total mutual funds					21,579,126

	Other Investments
*	Participant loans receivable	Interest rates ranging from 5.25% to 10.25%, maturity dates of 01/14/12 to 01/06/2017			**	1,753,800

	Total Other Investments					1,753,800

	Total					$23,765,649

*	Party in-interest
**	Historical cost is not required for participant directed investment.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 6/28/2012	By:	/s/ Pedro A. Romero
Authorized Representative

******